Royal Spring Water, Inc
14553 Delano Street
Suite 217
Van Nuys, California 91411
(818) 902-3690

July 13, 2007

VIA EDGAR
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Royal Spring Water, Inc.
Withdrawal of Form SB-2
File No. 333-142755

Dear Sir/Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Royal Spring Water, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form SB-2 filed with the Commission on May 9, 2007 (SEC File No. 333-142755) along with any exhibits filed thereto (the "Registration Statement").

Such withdrawal is requested based on the Company has another SB-2 Registration Statement outstanding and it is the Company’s intention to consolidate the two registration statement so that it does not have concurrent offerings outstanding. Furthermore, no securities have been sold regarding the Form SB-2 Registration Statement offering. The Registration Statement has not been declared effective by the Commission. Royal Spring Water, Inc. plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (732) 409-1212.

Very truly yours,

Royal Spring Water, Inc.

By: /s/Alex Hazan
          Alex Hazan
          President